ANNUAL REPORT

As at and for the year ended

December 31, 2016

Message from the President & CEO

March 30, 2017

As always, I wish to say a heart-felt thanks to our clients, employees, advisors, Board of Directors and service providers for their ongoing effort and support of NXT. Fiscal 2016 did not continue the record momentum of 2015, nevertheless significant progress was made in many areas which I wish to highlight below:

  we continued to expand our global presence, and secured another significant new client, SHINE Quest FZC, with whom we will partner in Sri Lanka to build a multi-client data set of the Mannar Basin, subject to government approval.
  an extensive marketing campaign in Q-2 2016 resulted in the formation of much stronger relationships with National Oil Companies (“NOCs”) in Africa, Asia Pacific, and the Middle East.
  we were proud to announce in March 2016 that we had successfully graduated from the TSX-V exchange to the TSX.
  we continued to strengthen our management team with the addition of an internationally experienced CFO and a new Director of Operations who has extensive experience in the seismic industry.
  the development, manufacture and testing of a new generation of SFD® sensors were completed during the year that will provide enhanced detection ability, thus increasing the efficiency and accuracy of the interpretation process.
  Significant progress in the development of algorithms to model the SFD® signal was achieved during the year. Our end goal for this project is to develop the algorithms to the level where the client is able to independently interpret the SFD® data.
  Our efforts to secure multiple international patents continued successfully in 2016 to the extent that we were awarded our first patent by the Russian Patent examiner in early 2017. We believe we are close to award of additional patents in 2017 and await the results of other international patent examiners.

Outlook for 2016 and beyond

The oil & natural gas exploration and production industry continues to deal with the ongoing challenge of excess global supply and the related soft commodity prices. Capital spending for many E&Ps was somewhat curtailed in 2016, however we are seeing signs of recovery in early 2017. NXT continues to target a strategic mix of global client prospects, primarily National Oil Companies (“NOCs”) who take a long-term view of the commodity price and exploration cycles. These parties generally recognize the need to continue to search for and secure new exploration prospects which can yield them strategic new oil and gas reserves to meet future needs.

We also continue to focus on independent E & P companies and independent oil and gas companies (“IOCs”) as we believe our proprietary SFD® technology can bring great value and efficiency to the exploration process. Integration into each and every E & P and IOCs exploration process is our goal.

In closing, I note that I am extremely proud of our 2016 accomplishments, and the momentum we are building in 2017. As I noted last year, the true exploration potential of our SFD® technology continues to be recognized by a wider global client base. Our pipeline of potential project opportunities is now larger and more diverse than ever, and includes several very large potential projects, at least one of which we aim to commence in 2017.

Thank you all again for your ongoing support of the NXT technology and team.

Best regards,

George Liszicasz

President & CEO

NXT Energy Solutions Inc.

NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q4 – 2016

As at and for the year
ended December 31, 2016

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at March 29th, 2017 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016. This MD&A covers the unaudited 3 month ("Q4-16") and 12 month year-to-date (“2016 YTD”) periods ended December 31, 2016, with comparative totals for the 3 month (“Q4-15”) and 12 month year-to-date (“2015 YTD”) periods ended December 31, 2015.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	Estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	The timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	Estimates related to NXT’s future financial position and liquidity.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

 Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

Description of the Business

NXT provides an airborne, gravity-based geophysical survey to leading oil and gas Exploration and Production (“E&P”) companies globally.

NXT's proprietary patented Stress Field Detection ("SFD®") survey method is used to identify subsurface trapped fluid accumulations by confirming “trap integrity”: the simultaneous existence of trap, reservoir and seal.  Subtle changes in the earth's gravitational field caused by variations in sub-surface geological density/stress are used to identify potential hydrocarbon accumulations. This is a critical piece of information within the exploration process, only identified by the use of SFD® technology and is crucial to the commercial success of exploration projects. This is what makes the SFD®   technology so valuable to the industry.  The SFD® method is used as an executive decision making tool designed to minimize risk and finding costs and maximize exploration program efficiencies in terms of time and success rates.

SFD® surveys are non-invasive, environmentally friendly, unaffected by ground security concerns and effective in both offshore and onshore environments.  The results of the survey enable the customer to focus their exploration efforts towards areas with a high success potential, thus minimizing the huge expense of drilling non-commercial prospects.

SFD® is an established exploration tool with a number of clients globally and a growing list of recommended prospects drilled with significant discoveries. This tool is particularly useful as an early stage exploration tool in frontier and under-developed areas. SFD® is also used prior to drilling in areas that have significant seismic coverage to confirm traps identified by seismic surveys and assess reservoir potential, thus reducing exploration risk.

Business Overview and Strategy

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients, conducting survey projects that are relatively short term in nature and that it has been influenced by the global downturn in commodity prices.

Our primary goal has been to expand our revenue base, by increasing the pipeline of opportunities with new and existing customers and we seek to achieve this goal by focusing on several key areas.

Firstly, NXT increased its investment in business development when senior members of management undertook an extensive marketing initiative in Q2-2016, which resulted in building stronger relationships with global NOC’s in Africa, Asia Pacific, and the Middle East. Many of the potential clients in these regions are currently in various stages of discussions with NXT. The proposed project with Shine Quest FZC in Sri Lanka is an example of the success of this marketing initiative.

Following the success of selling the SFD® concept to the National Oil Companies (“NOCs”) for limited areas, we are now expanding our scope to cover entire regions and countries. This strategy focuses on working with heads of government and senior executives who are not only interested in the science but also in the economic benefits of developing their hydrocarbon resources in a strategic manner that delivers success much faster.

While we continue to grow the major project pipeline, our strategy will also continue to focus on independent E&P companies, and independent oil and gas companies (“IOCs”). The purpose of this strategy has been to integrate our SFD® technology into the standard exploration process of such organizations and we are gaining traction in this area, particularly in the provision of Multi-Client datasets.  We believe this approach will help us build a steady backlog of projects that will enable us to enhance and smooth our revenue flow.

Following the successful completion of the Bolivia Survey Projects in 2015 NXT has been effective in positioning the SFD® method as an established geophysical tool backed by technical papers, past project case studies, a strong list of references and letters of recommendations. Please see the NXT Energy website for more information. (www.nxtenergy.com)

As NXT pursues various international markets, one of our strategies is to utilize high quality local sales representatives with key knowledge of their area, potential clients and the exploration sector of the oil and gas industry.  This allows us to cover larger areas and more clients with minimum fixed cost.

NXT continues to have sales representatives who pursue SFD® opportunities in such markets as Latin America, Southeast Asia (Malaysia and Pakistan), and the Middle-East.  All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

It should be noted, however, that the process of expanding the client base has ongoing challenges, due to such factors as:

•	The exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•	Large NOCs tend to have a long decision making and approval process.

•	The current, ongoing downturn in commodity prices in the oil and gas industry.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising prior to the filing of our MD&A for the fiscal year ended December 31, 2016.

The consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  In preparing the consolidated financial statements, the Company’s initial assessment of its liquidity position raised substantial doubt about its ability to continue as a going concern.  This initial assessment was based on the extended duration between revenue contracts and the significant decline that this had on NXT’s working capital ($7.8 million at December 31, 2015 to $1.7 million at December 31, 2016).  Given the Company’s annual expenses were initially estimated to be significantly in excess of the remaining working capital and there is uncertainty with respect to the timing of future revenue, the Company believed these conditions were significant to the going concern assumption.

However, the Company has taken important steps subsequent to year end to address its ability to meet its obligations, such that the concern over substantial doubt has been alleviated in the preparation of the financial statements.   The most significant step taken is the securing of a $2.7 million sale and leaseback arrangement of its airplane (see note 19 in the financial statements).   In addition, the Board of Director’s (the “Board”) have approved and communicated to the Company’s employees that a portion of their cash compensation and all of the Board and Advisory Board members cash compensation will be deferred until the Company achieves revenue thresholds that, in the opinion of the Board, allows the Company to commence incurring such costs again.  The Company expects that issuing some form of incremental share based compensation will be a part of the strategy to compensate those individuals who are impacted by these changes.

In reaching the conclusions that it is probable that there will be sufficient resources to meet its obligations over the 12 month period beyond the date that the financial statements have been issued, the Company has assumed a minimum revenue inflow of approximately $600,000.  While the Company continues to work towards the signing of several other contracts, the time to complete this process cannot be predicted with a high degree of certainty and therefore the benefit of any additional contracts has not been included in the projected cash flow analysis.

Should the timing of new contracts continue to extend beyond management’s current expectation, the Company has also received a binding promissory note from its’ Chief Executive Officer that would provide the Company with up to an additional $500,000.  These funds will only be drawn to the extent necessary to help the Company meet its obligations over this period.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.   The occurrence and timing of these events cannot be predicted with certainty.  The Company will be closely monitoring its going concern assessment in future periods to determine whether its current conclusions remain appropriate.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

 Near-term Outlook for 2017

There are a number of short term and longer term prospects that are being pursued in South and Central America, the frontier areas of Africa, Asia, the Arctic and offshore Atlantic regions (particularly where Canadian and American E&P companies are operating).

NXT has been working with a number of clients towards finalizing survey contracts. However the process within the NOC’s and related Government departments in these regions are complex and time consuming.

As announced on September 19th, 2016 NXT are pleased to partner with SHINE Quests FZC in a project where the SFD® survey method is the lead technology in the proposed “Project SHINE”, currently under consideration by the Sri Lankan government. The SFD® survey data is intended to provide information on trap integrity (the simultaneous presence of trap, reservoir and seal). The purpose of the project is to build a new multi-client data set for Sri Lanka. This will involve the integration of the SFD® survey data with all existing Geological & Geophysical data, (which includes regional seismic data), that is available for the Mannar Basin.

The revenue from the “Project SHINE” to NXT is estimated to be approximately US$29 million, of which US$21 million relates to SFD® services. Work is anticipated to start within the next 3 – 6 months, once final government approvals have been received by SHINE Quests FZC.

NXT also anticipates performing work in Malaysia, Mexico, Ghana, Senegal & Bolivia within the next 6 – 18 months.

NXT has also been working diligently on making gains with several other prospects globally and are in discussions with their respective NOC’s. Further, NXT has also been working with E&P companies who have assets in Africa and have indicated their interest in using the SFD® method to help evaluate their prospects. We believe these organizations view SFD® as an essential tool to achieve cost and time efficiencies.

Intellectual Property (“IP”) and Research & Development (“R&D”)

We have made significant progress in the development of algorithms to model the SFD® signal. We believe that this will enable NXT to create software to enhance and accelerate SFD® data interpretation as well as assisting clients in the understanding of SFD® recommendations. The end goal will be for the client to independently interpret SFD data.

We have completed the testing of the upgraded SFD® Data Acquisition System. This system will be used on all future SFD® survey projects. The new system is more reliable, compact, and expandable to acquire larger SFD® datasets. It also eliminates the dependency on custom operating systems. The new system was completed in 2016 and the additions to Property and Equipment include approximately $30,000 of computer software and hardware that was purchased for this new system.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) continued in 2016. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets. In January 2017 NXT was awarded the first international patent from Russia and we believe we have successfully defended all questions raised to date by other international patent examiners and now await the outcome of their deliberations.

Selected Annual Financial Information

	2016	2015	2014
Survey revenue	$ 1,447,269	$ 17,422,151	$ 3,913,367
Net income (loss)	(9,099,562)	10,540,228	(1,563,361)
Net income (loss) per share (1)
Basic	(0.17)	0.22	(0.04)
Diluted	(0.17)	0.21	(0.04)

Net cash flow from (used in) operating activities	(7,587,614)	6,984,922	(3,581,186)

Cash and short-term investments	1,943,587	9,141,281	5,224,065
Total assets	28,689,166	39,079,903	6,049,103
Long term liabilities	264,775	300,462	50,000

(1) in periods with a loss, the Diluted total excluded the 8,000,000 outstanding convertible preferred shares, as their effect is anti-dilutive.

Summary of Quarterly Results

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter Also in Q3-15, upon conversion of the outstanding preferred shares, NXT permanently acquired the hydrocarbon rights to the SFD technology and recorded a significant intellectual property asset, which is being amortized (a non-cash expense) over a 15 year period.

	Q4-2016	Q3-2016	Q2-2016	Q1-2016
	Dec 31, 2016	Sept 30, 2016	June 30, 2016	Mar 31, 2016
Survey revenue	$ -	$ -	$-	$ 1,447,269
Net income (loss)	(2,356,848)	(2,142,834)	(2,643,938)	(1,955,942)
Income (loss) per share – basic	(0.04)	(0.04)	(0.05)	(0.04)
Income (loss) per share – diluted	(0.04)	(0.04)	(0.05)	(0.04)

	Q4-2015	Q3-2015	Q2-2015	Q1-2015
	Dec 31, 2015	Sept 30, 2015	June 30, 2015	Mar 31, 2015
Survey revenue	$ 17,422,151	$ -	$ -	$ -
Net income (loss)	15,523,601	(1,878,210)	(1,586,991)	(1,518,172)
Income (loss) per share – basic	0.29	(0.04)	(0.04)	(0.03)
Income (loss) per share – diluted	0.29	(0.04)	(0.04)	(0.03)

Q4-16 to Q3-16 comparison – NXT had survey revenue of $nil ($nil in Q3-16), survey costs (related to overseas branch costs, equipment test flights and aircraft maintenance costs) of $9,998 ($200,443 in Q3-16), and SBCE of $287,500 ($218,000 in Q3-16).

Q3-16 to Q2-16 comparison – NXT had survey revenue of $nil ($nil in Q2-16), survey costs (related to overseas branch costs, equipment test flights and aircraft maintenance costs) of $200,443 ($157,365 in Q2-16), and SBCE of $218,000 ($135,000 in Q2-16).

Q2-16 to Q1-16 comparison – NXT had survey revenue of $nil ($1,447,269 in Q1-16), survey costs (related to overseas branch costs, equipment test flights and aircraft maintenance costs) of $157,365 ($789,379 in Q1-16), and SBCE of $135,000 ($150,000 in Q1-16).

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,447,269 ($17,422,151 in Q4-15), survey costs, net of $789,379 ($5,070,023 in Q4-15), and SBCE of $150,000 ($490,000 in Q4-15), amortization expense of $514,258 ($523,760 in Q4-15), and a total net income tax expense of $275,997 (a net income tax recovery of $5,415,933 in Q4-15).

Q4-15 to Q3-15 comparison – NXT had survey revenue of $17,422,151 ($nil in Q3-15), survey costs of $5,070,023 ($nil in Q3-15), SBCE of $490,000 ($169,000 in Q3-15), amortization expense of $523,760 ($146,828 in Q3-15), and a total net income tax recovery of $5,415,933 (income tax expense of $485,788 in Q3-15).

Q3-15 to Q2-15 comparison – NXT had survey revenue of $nil ($nil in Q2-15), survey costs of $nil ($228 in Q2-15), SBCE of $169,000 ($228,000 in Q2-15), and total amortization expense of $146,828 ($18,830 in Q2-15).

Q2-15 to Q1-15 comparison – NXT had survey revenue of $nil ($nil in Q1-15), survey costs of $228 ($25,440 in Q1-15), and SBCE of $228,000 ($194,000 in Q1-15).

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Summary of Operating Results

NXT had a net loss of $2,356,848 for Q4-16 (net loss of $9,099,562 for 2016 YTD) as compared to a net income of $15,523,601 for the Q4-15 period (and net income of $10,540,228 for 2015 YTD).

In 2015 NXT delivered results on two separate survey projects flown in Bolivia, for which the final findings and recommendations reports were delivered in October, 2015 and January, 2016, resulting in completion of the projects.

	Q4-16	Q4-15	2016 YTD	2015 YTD	2014 YTD
Survey revenue	$ -	$ 17,422,151	$ 1,447,269	$ 17,422,151	$ 3,913,367

Expenses:
Survey costs	9,998	5,070,023	1,157,185	5,095,691	431,518
General and administrative	1,427,677	1,667,241	5,645,459	5,049,690	4,132,108
Stock based compensation expense	287,500	490,000	790,500	1,081,000	658,000
Amortization expense	548,168	523,760	2,104,864	704,943	67162
	2,273,343	7,751,024	9,698,008	11,931,324	5,288,788

Other expense (income):
Interest expense (income), net	(2,411)	606	(17,254)	(13,910)	(50,824)
Foreign exchange (gain) loss	(351)	(449,826)	272,713	(712,480)	(158,817)
Intellectual property and other expenses	23,058	12,679	218,853	529,081	354,781
Decrease in fair value
of US$ Warrants	-	-	-		42,800
	20,296	(436,541)	474,312	(197,309)	187,940
Income (loss) before income taxes	(2,293,639)	10,107,668	(8,725,051)	5,688,136	(1,563,361)

Income tax expense (recovery)
Current	63,209	1,407,067	374,511	1,970,908	-
Deferred	-	(6,823,000)	-	(6,823,000)	-
	63,209	(5,415,933)	374,511	(4,852,092)	-

Net income (loss) for the period	(2,356,848)	15,523,601	(9,099,562)	10,540,228	(1,563,361)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client and the obligation under the contract is fulfilled. In 2015, NXT completed Bolivia survey projects totaling US $13.2 million. An additional expansion project that was flown for Yacimientos Petroliferos Fiscales Bolivianos (YPFB) the National Oil Company of Bolivia, was delivered and completed in January, 2016, which resulted in US $1 million (for which one half had been billed and received to December 31, 2015) of revenue recognition in the Q1-16 period. The second half of the contract billing for this expansion project was issued and received in Q1-16.

Survey expenses in 2016 include the net costs related to maintaining our survey aircraft, which was acquired in December 2015. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT.

	Q4-16	Q4-15	2016 YTD	2015 YTD
Aircraft operations	213,694	-	620,854	-
Survey projects	(203,696)	2,573,877	536,331	5,095,691
Survey costs	9,998	2,573,877	1,157,185	5,095,691

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q4-16	Q4-15	net change	% change
Salaries, benefits and consulting charges	$851,892	$ 719,371	$132,521	18.42%
Board, professional fees, & public company costs	218,584	257,573	(38,989)	-15.14%
Premises and administrative overhead	276,283	214,128	62,155	29.03%
Business development	63,228	118,744	(55,516)	-46.75%
Other	17,690	4,425	13,265	299.77%
Bonus Expense	-	353,000	(353,000)	100.00%
Total G&A	1,427,677	1,667,241	(239,564)	-14.37%

	2016 YTD	2015 YTD	net change	% change
Salaries, benefits and consulting charges	$3,192,304	$ 2,563,445	$628,859	24.53%
Board, professional fees, & public company costs	908,086	881,299	26,787	3.04%
Premises and administrative overhead	886,795	862,052	24,743	2.87%
Business development	589,300	369,087	220,213	59.66%
Other	68,973	20,807	48,166	231.49%
Bonus Expense	-	353,000	(353,000)	100.00%
Total G&A	5,645,459	5,049,690	595,769	11.80%

The overall net changes in G&A within the six individual expense categories noted above reflect several factors:

•	2016 salaries, benefits and consulting charges are higher than 2015 levels as NXT incurred termination fees of $280k in Q2-16. In Q4-16 a SR&ED tax credit in the amount of $44,859 was received following a claim relating to 2014 wages for NXT staff undertaking qualifying development work and therefore was netted against salaries and wages.
•	2015 YTD- 2016 YTD business development expenses increased resulting from an extensive marketing campaign initiated and carried out by senior members of NXT. A decrease is noted in Q4-16 compared to Q4-15 due to a lower number of customer visits, however activity is expected to increase again in 2017.
•	Premises and administrative overhead has shown a slight increase in spending from 2015 YTD to 2016 YTD due to the full year of rent on the new premises.
•	Board, professional and legal fees, were higher in 2016 primarily due to investor relations activities and additional legal and regulatory charges arising from moving onto the TSX from the TSX-V. A decrease is noted in Q4-16 compared to Q4-15 due to a decrease in director fee costs as certain directors received their compensation in the form of stock options that are expensed through the Stock Based Compensation Expense as well as decreased costs incurred relating to the NXT website.

•	Other costs increased in 2016 as a result of income tax expense of $39k, as well as consulting fees totaling $24k for the year. These costs relate to the closure of the Columbian branch at the end of 2016.
•	No bonus pools were accrued during the year.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There was a lower average number of options outstanding in the 2016 YTD period (total of 3,321,001 as at the end of Q4-16 as compared to 3,462,835 at the end of Q4-15).

SBCE also includes expense related to the “Rights” which were issued in January 2014 (see discussion which follows in the “convertible preferred shares” section herein) as follows:

	Q4-16	Q4-15	2016 YTD	2015 YTD
SBCE recognized related to:
Rights – grant in 2014	$-	$ 62,000		$244,000
Rights – extension of term in 2015	-	210,000	-	210,000
	-	272,000	-	454,000
Stock options	287,500	218,000	790,500	627,000
	287,500	490,000	790,500	1,081,000

In January 2014, NXT’s CEO (the “Grantor”) personally granted to various individuals “Rights” to acquire (at a fixed price of $1.77 per common share) a total of 1,000,000 of the common shares which were expected to become issued to him in 2015 upon the future conversion by NXT of the 8,000,000 convertible preferred shares he held.

A total of 795,000 of these Rights were granted in 2014 to certain NXT directors, officers, employees and consultants. In 2015, the initial 2-year term of all of the Rights was extended by one additional year, such that the Rights expired on December 31, 2016 and were not extended.

Even though these Rights are not an obligation of NXT, but solely of the Grantor, under US GAAP they are viewed as an additional form of “incentive” issued to certain of the holders, supplemental to NXT’s existing stock option plan. This resulted in NXT recognizing additional SBCE over the term of the “vesting” of the Rights, which was completed in 2015.

Interest income, net – includes interest income earned on short-term investments. The total amount on deposit was similar to 2015 levels.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$ and Cdn$. For example, when the Cdn$ trades higher relative to the US$, cash held in US$ will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand.

The valuation is also affected by the relative strength of the US$ at each period end (which fell in 2016 as compared to the end of 2015 (1.343 Cdn$ / US$ at the end of Q4-16 as compared to 1.384 Cdn$ / US$ as at Q4-15), resulting in both realized and unrealized net exchange movements on the net holdings of US$ cash and other working capital items. The foreign exchange loss for the year was primarily caused by the translation of assets and liabilities in both the Bolivian branch and the Canadian corporation which were held in in US$.

Intellectual Property and other expenses - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, and costs for certain non-recurring, “project” activities.

Other expense related to	Q4-16	Q4-15	2016 YTD	2015 YTD
Intellectual property and R&D	$20,694	$ 16,585	$60,143	$ 121,348
TSX Listing Project and Other net	2,364	1,077	158,710	7,629
Vertical model feasibility study	-	(4,983)	-	400,104
	23,058	12,679	218,853	529,081

In Q1-16, other expense included exchange listing fees and related professional fees incurred to allow NXT to apply to upgrade its stock exchange listing from the TSX-Venture Exchange, to the TSX. NXT’s new listing on the TSX, Canada’s premier exchange, was approved effective March 22, 2016.

In late 2014, NXT undertook a “Vertical” business model feasibility study that continued into 2015. The costs incurred in 2015 totaled $400,104 which included certain estimates of costs required to complete the study. These estimates were slightly overstated and hence a small credit was recognized in Q1-2016.

Intellectual property and related amortization expense - NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT’s President & CEO, on August 31, 2015 with the conversion of his 8,000,000 preferred shares, on a 1 for 1 basis, into NXT common shares. NXT now has the exclusive ownership of and rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications. After the conversion, NXT’s CEO continues to retain the rights to utilize SFD® in other potential field-of-use applications.

NXT’s intellectual property (“IP”) assets acquired in 2015 had a cost base of $25.3 million. The IP assets are being amortized on a straight line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Amortization expense includes the following:

	Q4-16	Q4-15	2016 YTD	2015 YTD
Amortization of:
Property and equipment	$126,799	$ 64,260	$420,131	$ 142,943
Intellectual property	421,369	459,500	1,684,733	562,000
548,168	523,760	2,104,864	704,943

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2016 reflects such withholding taxes which were incurred on charges related to the Bolivia survey project.

	Q4-16	Q4-15	2016 YTD	2015 YTD
Foreign withholding taxes incurred	66,083	1,191,837	159,990	1,755,678
Corporate income tax expense – foreign	(2,874)	215,230	214,521	215,230
	63,209	1,407,067	374,511	1,970,908
Deferred tax recovery	-	(6,823,000)	-	(6,823,000)
Net tax expense (recovery)	63,209	(5,415,933)	374,511	(4,852,092)

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q4-16 was $1.9 million.

Significant progress has been made in the recent past in developing our pipeline of opportunities to secure new revenue contracts. NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects such as on the Bolivia project. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

In order to enhance the short term cash flow of the business, NXT entered into a binding sale and leaseback agreement with a Calgary based international aircraft services organization on March 17th, 2017. The terms of the agreement involve NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT will lease the aircraft back for a minimum period of 60 months and retain all existing operating rights and obligations. Net proceeds to NXT from the sale will be approximately CAD $2,700,000, after payment of all commissions and fees. Net proceeds to NXT from the sale will be approximately CAD $2,700,000, after payment of all commissions and fees, and are expected to be received in April 2017. The monthly repayment is approximately US $40,000.

NXT had no secured debt, and total “net working capital” of $1.7 million as at Q4-16 as follows:

	December 31,	December 31,	net change
	2016	2015	as at Q4-16
Current assets (current liabilities):
Cash and cash equivalents	$1,943,587	$ 9,141,281	$(7,197,694)
Restricted cash	-	75,000	(75,000)
Accounts receivable	205,952	810,400	(604,448)
Prepaid expenses and deposits	166,802	260,397	(93,595)
Accounts payable and accrued liabilities	(575,964)	(1,163,783)	587,819
Income Taxes payable	(98)	(1,253,126)	1,253,028
Current portion of capital lease obligation	(36,769)	(34,159)	(2,610)
Networking capital before the undernoted items	1,703,510	7,836,010	(6,132,500)
Additional asset (liability) amounts
Work-in-progress	-	404,840	(404,840)
Deferred revenue	-	(706,722)	706,722
	-	(301,882)	301,882
Networking capital	1,703,510	7,534,128	(5,830,618)

The $5.8 million year to date decrease in net working capital is primarily due to the net outflow of cash and the reduction in payables, work in progress and deferred revenue.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts do not represent future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s analysis of net working capital. There were no amounts recorded in WIP and deferred revenue at December 31, 2016, while the totals at December 31, 2015 relate to the Bolivia survey project which was underway.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

Cash flows from (used in):	Q4-16	Q4-15	2016 YTD	2015 YTD

Operating activities	$(1,442,066)	$ 4,637,938	$(7,587,614)	$ 6,984,922
Financing activities	79,018	(8,122)	464,811	327,824
Investing activities	1,388,822	(2,788,747)	527,496	(277,578)
Net source (use) of cash	25,774	1,841,069	(6,595,307)	7,035,168
Cash and cash equivalents, start of period	464,722	5,244,734	7,085,803	50,635
Cash and cash equivalents, end of period	490,496	7,085,803	490,496	7,085,803

Cash and cash equivalents	490,496	7,085,803	490,498	7,085,803
Short-term investments	1,453,091	2,055,478	1,453,091	2,055,478
Total	1,943,587	9,141,281	1,943,587	9,141,281

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q4-16	Q4-15	2016 YTD	2015 YTD

Net income (loss) for the period	$(2,356,848)	$ 15,523,601	$(9,099,562)	$10,540,228
Total non-cash expense items	835,710	(5,809,830)	2,896,447	(4,948,061)

Change in non-cash working
capital balances	79,072	(5,075,833)	(1,384,499)	1,392,755
Cash used in operating activities	(1,442,066)	4,637,938	(7,587,614)	6,984,922

Financing Activities

In 2016, the only financing activity was related to proceeds from exercise of NXT stock options. Q4-16 reflects a $34,159 cash use for repayments of the capital lease obligation and $498,970 proceeds from the exercise of NXT stock options.

Investing Activities

The overall net cash source (use) noted above for 2016 and 2015 are as follows, and include the movement from cash out of and into short-term interest bearing investment balances, as follows:

	Q4-16	Q4-15	2016 YTD	2015 YTD

Purchase of property and equipment	$(3,139)	$ (2,803,884)	$(89,702)	$ (3,380,717)
Decrease (increase) in
short-term investments	1,391,961	(510,558)	602,387	3,117,952
Decrease (Increase) in restricted cash -	26,000	75,000	(75,000)
Change in non-cash working
Capital balances	-	499,695	(60,187)	60,187
Cash from (used in) investing activities	1,388,822	(2,788,747)	527,498	(277,578)

•	The purchases of property and equipment in 2016 relate to IT equipment $30,381 of which was purchased for the new Data Acquisition System.
•	Restricted cash balances relate to bank security required for periodic project performance guarantees issued and corporate credit cards used. The restriction of $75,000 related to the corporate credit card program and it was removed in Q3-2016.

2015 – The overall net cash used in investing activities of $277,578 for 2015 reflects these components:

•	a use of $3,380,717 for net capital additions, which relate primarily to $2.7 million for a survey aircraft acquired in December 2015 and $0.6 million net cash paid for leasehold improvement costs incurred ($0.8 million costs net of a tenant leasehold improvement allowance received, and less $0.2 million of capital lease financing) for construction of the new office facility, which NXT moved to in August, 2015.
•	a source of $3,117,952 from a net decrease in cash invested in short-term investments.
•	a use of $75,000 related to an increase in restricted cash balances (issued for bank security purposes).
•	a source of $60,187 arising from an increase in non-cash working capital balances related to investing activities.

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs). The estimated future minimum annual commitment is as follows as at December 31, 2016:

Fiscal year ending December 31
2017	535,485
2018	535,485
2019	535,485
2020	538,460
2021	547,382
2,692,297
Thereafter, 2022 through 2025	2,052,683
4,744,980

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	March 29,	December 31,	December 31,
	2017	2016	2015

Shares issued and outstanding:
Common shares	53,856,809	53,856,509	3,306,109
Common shares reserved for issue re:
Stock options	3,321,001	3,321,001	3,462,835
	57,177,510	57,177,510	56,768,944

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the twelve months
ended December 31		ended December 31
2016	2015	2016	2015
$ 13,890	$ 59,694	$ 62,645	$ 100,598

Accounts payable and accrued liabilities includes a total of $10,443 ($62,048 as at December 31, 2015) payable to this law firm.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2015. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

No new accounting policies were adopted in 2016.

Future Accounting Policy Changes – Revenue recognition + Leases

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

Steps to mitigate the risk of insufficient cash flow have been taken, please see the “Liquidity and Capital Resources” section above.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defense of our rights to the SFD® technology could be very significant.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as in Bolivia and Colombia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. During the year ended December 31, 2016, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

However, in an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and

•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As NXT continues to expand operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31 2016. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.